SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NU SKIN ENTERPRISES, INC. (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

CERTAIN OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE,
HAVING AN EXERCISE PRICE OF $10.00 PER SHARE OR MORE
(TITLE OF CLASS OF SECURITIES)

n/a*
(CUSIP NUMBER OF CLASS OF SECURITIES)

M. TRUMAN HUNT
EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
NU SKIN ENTERPRISES, INC.
75 WEST CENTER STREET
PROVO, UT 84601
(801) 345-6100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS ON BEHALF OF FILING PERSON)

COPY TO:
NOLAN S. TAYLOR, ESQ.
DORSEY & WHITNEY LLP
170 SOUTH MAIN STREET, SUITE 900
SALT LAKE CITY, UTAH 84101
(801) 933-7360

CALCULATION OF FILING FEE

TRANSACTION VALUATION+                                                            AMOUNT OF FILING FEE

$5,059,908                                                                                          $1,012

+	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,353,925 shares of Class A common stock of Nu Skin Enterprises, Inc. having an aggregate value of $5,059,908 as of September 10, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: NOT APPLICABLE.
FORM OR REGISTRATION NO.: NOT APPLICABLE.
FILING PARTY: NOT APPLICABLE.
DATE FILED: NOT APPLICABLE.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]    third party tender offer subject to Rule 14d-1.
[X]     issuer tender offer subject to Rule 13e-4.
[   ]    going-private transaction subject to Rule 13e-3.
[   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    [    ]

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Class A common stock is 67018T105.

ITEM 1    SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange Certain Outstanding Options for New Options dated September 17, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2     SUBJECT COMPANY INFORMATION.

         (a)    The name of the issuer is Nu Skin Enterprises, Inc., a Delaware corporation ("Nu Skin"). The address of its principal executive offices is 75 West Center Street, Provo, Utah 84601. The telephone number at that address is (801) 345-6100.

         (b)     This Tender Offer Statement on Schedule TO relates to an offer (as defined below) by Nu Skin to exchange all stock options to purchase shares of Nu Skin’s Class A common stock, par value $0.001 per share, granted under Nu Skin’s Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the “1996 Stock Plan”) that have an exercise price equal to or greater than $10.00 per share (“Option Shares”) and are held by Eligible Optionholders (as defined below). These Option Shares will be exchanged for new options that will be granted under the 1996 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. As of August 31, 2001, Nu Skin had 33,283,067 shares of Class A common stock issued and outstanding and had issued and outstanding under the 1996 Stock Plan options to purchase 5,368,673 shares of Class A common stock. “Eligible Optionholders” includes any optionholder who (i) as of the date the offer commences and the date on which the tendered options are cancelled, is an employee of Nu Skin or one of its subsidiaries, (ii) holds options issued under the 1996 Stock Plan and those options have an exercise price of $10.00 per share or more, (iii) lives or works in Hong Kong, Japan, the Philippines, South Korea, Taiwan or the United States, (iv) is not a director or member of the executive management committee of Nu Skin, and (v) is not, as of the date the offer commences, a holder of options granted to executives of Big Planet, Inc. and Pharmanex, Inc. in connection with the acquisition of those entities by Nu Skin, which options had accelerated vesting upon the attainment of certain performance criteria. Only Eligible Optionholders of Nu Skin or one of its subsidiaries will be eligible to accept the offer. Optionholders who are residents of, or employed in, any country other than the above mentioned countries, will not be eligible to accept the offer. The information set forth under “The Offer” in the Offer to Exchange is incorporated herein by reference.

         (c)     The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3     IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)    The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

         (b)    Not applicable.

         (c)    Not applicable.

ITEM 4     TERMS OF THE TRANSACTION.

         (a)     The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 2 (“Number of options; expiration date”), Section 4 (“Procedures for tendering options”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of options for exchange and issuance of new options”), Section 7 (“Conditions of the offer”), Section 9 (“Source and amount of consideration; terms of new options”), Section 13 (“Status of options acquired by us in the offer; accounting consequences of the offer”), Section 14 (“Legal matters; regulatory approvals”), Section 15 (“Material U.S. federal income tax consequences”), Sections 16 through 20 regarding (Material tax consequences for employees in certain foreign jurisdictions), Section 21 (“Extension of offer; termination; amendment”) and Section 23 (“Additional information”) are incorporated herein by reference.

         (b)     The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)     The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 6     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)     The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

         (b)     The information set forth in the Offer to Exchange under Section 13 (“Status of options acquired by us in the offer; accounting consequences of the offer”) is incorporated herein by reference.

         (c)     The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)     The information set forth in the Offer to Exchange under Section 9 (“Source and amount of consideration; terms of new options”) and Section 22 (“Fees and expenses”) is incorporated herein by reference.

         (b)     Not applicable.

         (d)     Not applicable.

ITEM 8     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)     Not applicable.

         (b)     The information set forth in the Offer to Exchange under Section 12 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 9     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)     Not applicable.

ITEM 10     FINANCIAL STATEMENTS.

         (a)     The information set forth in the Offer to Exchange under Section 11 (“Financial information”) and Section 23 (“Additional information”) and the information set forth under the captions “Consolidated Balance Sheets,” “Consolidated Statements of Income,” “Consolidated Statements of Stockholders’ Equity,” “Consolidated Statements of Cash Flows” and “Notes to Consolidated Financial Statements” in Exhibit 13 to Nu Skin’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, which contains Nu Skin’s audited financial statements, is incorporated herein by reference and the information set forth on pages 2 through 8 (under the captions “Part I, Item 1”) of Nu Skin’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, which contains Nu Skin’s unaudited financial statements, is incorporated herein by reference. Further, the Annual Report on Form 10-K/A and the Quarterly Report on Form 10-Q can also be accessed electronically on Nu Skin’s website and the Securities and Exchange Commission’s (“SEC”) website.

         (b)     Not applicable.

ITEM 11     ADDITIONAL INFORMATION.

         (a)    The information set forth in the Offer to Exchange under Section 14 ("Legal matters; regulatory approvals") is incorporated herein by reference.

         (b)     Not applicable.

ITEM 12     EXHIBITS.

         (a)(1) Offer to Exchange Certain Outstanding Options for New Options dated September 17, 2001.

         (2)     Election Form

         (3)     Memorandum from Claire H. Averett, Vice President of Human Resources to Employees dated September 17, 2001.

         (4)     Notice to Change Election From Accept to Reject.

         (5)     Form of E-Mail Confirmation of Receipt of Election to Exchange Options.

         (6)    Form of Promise to Grant Stock Option(s).

         (7)     Nu Skin's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the SEC on August 14, 2001, is incorporated herein by reference.

         (8)     Exhibit No. 13 to Nu Skin's Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the SEC on September 14, 2001, is incorporated herein by reference.

         (b)     Not applicable.

         (d)(1) Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan filed as Exhibit 10.39 to the Nu Skin Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference.

         (2)    Form of Nu Skin Enterprises, Inc. Second Amended and Restated 1996 Stock Incentive Plan Master Stock Option Agreement and Stock Option Schedule.

         (g)     Not applicable.

         (h)     Not applicable.

ITEM 13     INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)     Not applicable.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NU SKIN ENTERPRISES, INC.

By:    /s/  Corey B. Lindley
          Corey B. Lindley
Its:     Executive Vice President and
          Chief Financial Officer

Date: September 17, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER                                                                        DESCRIPTION

(a)(1)         Offer to Exchange Certain Outstanding Options for New Options dated September 17, 2001.
(a)(2)         Election Form.
(a)(3)         Memorandum from Claire H. Averett, Vice President of Human Resources to Employees
                   dated September 17, 2001.
(a)(4)         Notice to Change Election From Accept to Reject.
(a)(5)         Form of E-Mail Confirmation of Receipt of Election to Exchange Options
(a)(6)         Form of Promise to Grant Stock Option(s).
(a)(7)         Nu Skin's Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the SEC on August 14, 2001, is incorporated herein by reference.
(a)(8)         Exhibit No. 13 to Nu Skin's Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the SEC on September 14, 2001, is incorporated herein by reference.
(d)(1)         Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan filed as Exhibit 10.39 to the Nu Skin Annual Report on Form 10-K for the fiscal year ended
                  December 31, 1999, and incorporated herein by reference.
(d)(2)         Form of Nu Skin Enterprises, Inc. Second Amended and Restated 1996 Stock Incentive
                   Plan Master Stock Option Agreement and Stock Option Schedule.